Filed by ARRIS Group, Inc.
Commission File No. 0-31254
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: C-COR Incorporated
Commission File No. 0-10726
ARRIS GROUP, INC. ANNOUNCES DAVID A. WOODLE TO JOIN THE
ARRIS BOARD OF DIRECTORS
November 13, 2007 — Suwanee, GA: ARRIS (NASDAQ:ARRS) a global telecommunications technology leader, today announced that the Board of Directors of C-COR, and the nominating committee of ARRIS, have approved the selection of David A. Woodle, 52, to join the ARRIS Board of Directors upon completion of ARRIS’ pending acquisition of C-COR Incorporated (NASDAQ:CCBL). Woodle is currently Chairman & CEO of C-COR and brings a wide range of telecommunication and strategic planning experience to the ARRIS Board.
“We look forward to having Dave join our Board,” said Bob Stanzione, ARRIS Chairman & CEO. “Dave’s involvement will help insure that the combination of our two companies will benefit our customers, employees and our shareholders.”
“The transaction between C-COR and ARRIS provides the opportunity to combine two exceptional teams that have a bright future ahead. I am delighted at the prospect of joining the ARRIS Board and look forward to my continued involvement in this great company”, said Dave Woodle.
While at C-COR, Woodle successfully implemented a multi-year strategic plan to tap into the growing worldwide need of cable network operators and service providers for full network life cycle support in delivering on-demand voice, video, and data to the subscriber. Prior to joining C-COR, Woodle was Vice President and General Manager of Raytheon E-Systems/HRB Systems, and led merger transition efforts to successfully position that company in the wireless data telecommunications marketplace.
The Company also announced that Woodle will join with ARRIS management at the 2007 UBS Global Technology and Services Conference at the Grand Hyatt New York on Wednesday, November 14, 2007. The ARRIS presentation is scheduled to begin at approximately 9:15 am EDT. Investors may listen to the audio only webcast by logging onto http://www.ibb.ubs.com and finding the “Conference” icon in the center of the page. Follow the link for Webcast next to the “Global Technology and Services Conference” heading. The presentation will also be posted on the ARRIS website.

About ARRIS
ARRIS provides broadband local access networks with innovative high-speed data and cable telephony systems for the delivery of voice, video and data to the home and business. ARRIS’ complete solutions enhance the reliability and value of converged services from the network to the subscriber. Headquartered in Suwanee, Georgia, USA, ARRIS has design, engineering, distribution, service and sales office locations throughout the world. Information about ARRIS products and services can be found at www.arrisi.com.
Additional Information and Where to Find It
In connection with the proposed combination of ARRIS and C-COR, ARRIS has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of C-COR and a proxy statement and prospectus of ARRIS. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction, because it contains important information. Shareholders are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ARRIS and C-COR, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus also can be obtained, without charge, by directing a request to ARRIS, 3871 Lakefield Drive, Suwanee, Georgia 30024, Attention: Investor Relations (678) 473-2647, or to C-COR, 60 Decibel Road, State College, Pennsylvania 16801, Attention: Director of Investor Relations (800) 233-2267 ext. 4438.
Participants in the Solicitation
ARRIS, C-COR and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding ARRIS’ directors and executive officers is available in the Proxy Statement with respect to ARRIS’ 2007 Annual Meeting of Stockholders filed by ARRIS with the SEC on April 9, 2007. Information regarding C-COR’s directors and executive officers is available in C-COR’s Annual Report on Form 10-K, as amended by C-COR on October 11, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.
Contact:
Jim Bauer
ARRIS Investor Relations
678-473-2647
jim.bauer@arrisi.com